SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO

FILED PURSUANT TO 13d-2

Under the Securities Exchange Act of 1934
(Amendment No.       )*

X Financial

(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

98372W103**

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number 98372W103 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on the New York Stock Exchange under the symbol “XYF.” Each ADS represents two Class A ordinary shares of the issuer. No CUSIP number has been assigned to ordinary shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 98372W103

1.	Names of Reporting Persons Mangrove Coast Investment Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power] 97,600,000 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 97,600,000 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,600,000 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 32.1% (2)
12.	Type of Reporting Person CO

(1) Represents 97,600,000 Class B ordinary shares held by Mangrove Coast Investment Limited, a British Virgin Islands company wholly owned by RHONE TRUSTEES (BAHAMAS) LTD. AS TRUSTEE OF THE MANGROVE COAST TRUST and ultimately controlled by Yue Tang. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote.

(2) Calculated based on 303,614,298 ordinary shares issued and outstanding as of December 31, 2018, being the sum of (i) 206,014,298 Class A ordinary shares, (ii) 97,600,000 Class B ordinary shares, assuming conversion of all Class B ordinary shares into Class A ordinary share on a one-for-one basis.

Schedule 13G

CUSIP No. 98372W103

1.	Names of Reporting Persons RHONE TRUSTEES (BAHAMAS) LTD. AS TRUSTEE OF THE MANGROVE COAST TRUST
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization BAHAMAS
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power] 97,600,000 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 97,600,000 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,600,000 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 32.1% (2)
12.	Type of Reporting Person CO

(1) Represents 97,600,000 Class B ordinary shares held by Mangrove Coast Investment Limited, a British Virgin Islands company wholly owned by RHONE TRUSTEES (BAHAMAS) LTD. AS TRUSTEE OF THE MANGROVE COAST TRUST and ultimately controlled by Yue Tang. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote.

(2) Calculated based on 303,614,298 ordinary shares issued and outstanding as of December 31, 2018, being the sum of (i) 206,014,298 Class A ordinary shares, (ii) 97,600,000 Class B ordinary shares, assuming conversion of all Class B ordinary shares into Class A ordinary share on a one-for-one basis.

Schedule 13G

CUSIP No. 98372W103

1.	Names of Reporting Persons Yue Tang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 101,403,645(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 101,403,645 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 101,403,645 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 33.0% (2)
12.	Type of Reporting Person IN

(1) Represents3,803,645 Class A ordinary shares that Mr. Yue Tang may purchase upon exercise of options within 60 days of the date of December 31, 2018 and 97,600,000 Class B ordinary shares held by Mangrove Coast Investment Limited, a British Virgin Islands company wholly owned by RHONE TRUSTEES (BAHAMAS) LTD. AS TRUSTEE OF THE MANGROVE COAST TRUST and ultimately controlled by Yue Tang.

(2) Calculated based on 307,417,943 ordinary shares as of December 31, 2018, being the sum of (i) 206,014,298 Class A ordinary shares, (ii) 97,600,000 Class B ordinary shares, assuming conversion of all Class B ordinary shares into Class A ordinary share on a one-for-one basis, (iii) 3,803,645 Class A ordinary shares that Mr. Yue Tang may purchase upon exercise of options within 60 days of the date of December 31, 2018.

Item 1(a).	Name of Issuer: X Financial (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices: 7-8F, Block A, Aerospace Science and Technology Plaza, No. 168, Haide Third Avenue, Nanshan District, Shenzhen, 518067, the People’s Republic of China

Item 2(a).	Name of Person Filing: Mangrove Coast Investment Limited RHONE TRUSTEES (BAHAMAS) LTD. AS TRUSTEE OF THE MANGROVE COAST TRUST Yue Tang (collectively, the “Reporting Persons”)

Item 2(b).

Address of Principal Business Office or, if none, Residence:

Mangrove Coast Investment Limited

4F, South Tower, Daheng Technology Plaza, No. 3 Suzhou Street, Beijing, 100080, PRC.

RHONE TRUSTEES (BAHAMAS) LTD. AS TRUSTEE OF THE MANGROVE COAST TRUST

Building No.2, Western Business Center, Mount Pleasant Village, Western Road, PO Box SP-63131, Nassau, Bahamas

Yue Tang

4F, South Tower, Daheng Technology Plaza, No. 3 Suzhou Street, Beijing, 100080, PRC.

Item 2(c).	Citizenship: Mangrove Coast Investment Limited: British Virgin Islands RHONE TRUSTEES (BAHAMAS) LTD. AS TRUSTEE OF THE MANGROVE COAST TRUST: Bahamas Yue Tang: PRC

Item 2(d).

Title of Class of Securities:

Class B ordinary shares, par value US$0.0001 per share

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes and is convertible into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).

CUSIP Number:

98372W103

This CUSIP number applies to the American depositary shares of the Issuer, each representing two Class A ordinary shares of the Issuer, par value $0.0001 per share. No CUSIP has been assigned to the ordinary shares.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c):
Not applicable.

Item 4.	Ownership.
The following information with respect to the ownership of the ordinary shares of par value of US$0.0001 per share of the Issuer by each of the reporting persons is provided as of December 31, 2018:

Reporting Person	Amount beneficially owned:		Percent of class:		Sole power to vote or direct the vote:		Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:		Shared power to dispose or to direct the disposition of:	Percent of Aggregate voting power
Mangrove Coast Investment Limited	97,600,000	(1)	32.1	%(2)	97,600,000	(1)	0	97,600,000	(1)	0	90.5	%(3)
RHONE TRUSTEES (BAHAMAS) LTD. AS TRUSTEE OF THE MANGROVE COAST TRUST	97,600,000	(1)	32.1	%(2)	97,600,000	(1)	0	97,600,000	(1)	0	90.5	%(3)
Yue Tang	101,403,645	(4)	33.0	%(5)	101,403,645	(4)	0	101,403,645	(4)	0	90.5	%(3)

(1) Represents 97,600,000 Class B ordinary shares held by Mangrove Coast Investment Limited. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(2) The percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 303,614,298 ordinary shares (being the sum of 206,014,298 Class A ordinary shares and 97,600,000 Class B ordinary shares) of the Issuer issued and outstanding as of December 31, 2018.

(3) For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of Class A and Class B ordinary shares of the Issuer as a single class. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes and is convertible into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(4) Represents3,803,645 Class A ordinary shares that Mr. Yue Tang may purchase upon exercise of options within 60 days of the date of December 31, 2018 and 97,600,000 Class B ordinary shares held by Mangrove Coast Investment Limited, a British Virgin Islands company wholly owned by RHONE TRUSTEES (BAHAMAS) LTD. AS TRUSTEE OF THE MANGROVE COAST TRUST and ultimately controlled by Yue Tang. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(5) The percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 307,417,943 ordinary shares (being the sum of 206,014,298 Class A ordinary shares, 97,600,000 Class B ordinary shares and 3,803,645 Class A ordinary shares that Mr. Yue Tang may purchase upon exercise of options within 60 days of the date of December 31, 2018) of the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

Mangrove Coast Investment Limited

By:	/s/ Yue Tang
Name: Yue Tang
Title: Director

RHONE TRUSTEES (BAHAMAS) LTD. AS TRUSTEE OF THE MANGROVE COAST TRUST

By:	/s/ Melinda Cartwright, Kimberly Strachan
Name: Melinda Cartwright, Kimberly Strachan
Title: Directors

Yue Tang

By:	/s/ Yue Tang
Name: Yue Tang

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement